Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

VOLUNTARY ANNOUNCEMENT

BAIDU ANNOUNCES UPCOMING INCLUSION OF

ITS CLASS A ORDINARY SHARES

IN THE SHANGHAI-HONG KONG STOCK CONNECT

This announcement is made by Baidu, Inc. (the “Company”) on a voluntary basis to provide its shareholders and potential investors with information in relation to the latest development of the Company.

The Company is pleased to announce that the Class A ordinary shares of the Company have been included as eligible stocks under the Shanghai-Hong Kong Stock Connect with effect from September 7, 2026, pursuant to 《關於滬港通下港股通標的調整的通知》(Notice of the Adjustment of the Eligible Stocks in Hong Kong Stock Connect under the Shanghai-Hong Kong Stock Connect*) issued by the Shanghai Stock Exchange on September 4, 2026.

The Company believes that its inclusion in the Shanghai-Hong Kong Stock Connect marks an important step toward expanding the Company’s reach among Chinese Mainland investors. The inclusion is expected to further diversify its investor base and enhance the liquidity of its shares.

The Company would like to thank the continued support of its shareholders and investors and remains committed to executing its long-term strategy, driving sustainable growth and creating long-term value for its shareholders.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares or other securities of the Company.

By order of the Board
Baidu, Inc.
Mr. Robin Yanhong Li
Chairman of the Board and Chief Executive Officer

Hong Kong, September 4, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. Yuanqing Yang, Mr. Jixun Foo, Ms. Sandy Ran Xu and Ms. Xiaodan Liu as independent directors.

*	For identification purposes only

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